Exhibit 99.4
ARCHER - Completed Private Placement
01|09|2011

Hamilton, Bermuda (September 1, 2011)

Reference is made to the press release dated 31 August regarding a contemplated Private Placement of shares in Archer Limited ("Archer" or the "Company").

The Private Placement was closed on 31 August. The Company has resolved to issue 30,000,000 new shares at NOK 30 per share, raising gross proceeds of NOK 900 million. The Company is pleased to announce that the offering was oversubscribed.

Seadrill Limited has been allocated 14,500,000 shares in the Private Placement. Following the Private Placement Seadrill Limited owns 145,778,446 shares, corresponding to 39.81% of the issued and outstanding shares in the Company.

The net proceeds of the Private Placement will be used to; (i) take out the bridge financing facility established for the acquisition of Great White Energy Services and, (ii) general corporate purposes.

RS Platou Markets AS, Pareto Securities AS, Carnegie, Danske Markets, Nordea Markets, DnB NOR Markets and First Securities, have acted as Joint lead managers and bookrunners.

In order to secure timely delivery and earlier tradability, Seadrill Limited will deliver borrowed shares. The borrowed shares will be tradable on Oslo Børs as of today, under the ticker: ARCHER.

In order to secure timely delivery and earlier tradability, settlement will take place on or around 6 September 2011 by delivery of existing shares borrowed from Seadrill Limited pursuant to a share lending agreement. The New Shares to be issued and redelivered to Seadrill Limited in the Private Placement will not be listed and tradable on the Oslo Stock Exchange until a prospectus has been approved by the Norwegian Financial Supervisory Authority.

For further information, please contact:

Jorgen P. Rasmussen, President and CEO - Archer Management Limited. +44 7585 080 005

Christoph Bausch, CFO & EVP - Archer Management Limited, Phone +44 207 5901599

Lars Bethuelsen, SVP Investor Relations - Archer Management AS, Phone: +47 51 30 80 00

http://www.archerwell.com
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Important Notice

The Private Placement and this announcement and other information in connection with the Private Placement may be restricted by law in certain jurisdictions. Archer assumes no responsibility in the event there is a violation by any person of such restrictions. Persons in whose possession this announcement or such other information should come are required to inform themselves about and to observe any such restrictions. This announcement is not for distribution, directly or indirectly, in or into any jurisdiction in which it is unlawful to make any such offer or solicitation to such person or where prior registration or approval is required for that purpose.

This document is not an offer to sell, or the solicitation of an offer to buy or subscribe for securities in the United States, Australia, Canada, Japan or in any jurisdiction in which such offer, solicitation or sale is unlawful. Securities may not be offered or sold in the United States absent registration under the US Securities Act of 1933 (the "Securities Act") or an exemption from, or in a transaction not subject to, registration. Subject to certain exceptions, the securities referred to herein may not be offered or sold in Australia, Canada or Japan or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada or Japan. The offer and sale of the securities referred to herein has not been and will not be registered under the Securities Act or under the applicable securities laws of Australia, Canada or Japan. The new shares to be offered may not be offered or sold within the United States, except to qualified institutional buyers ("QIB"), as defined in Rule 144A under the U.S. Securities Act ("Rule 144A"), through affiliates of the Managers, in reliance upon the exemption from the registration requirements provided by section 4(2) of the U.S. Securities Act Rule 144A, and to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the U.S. Securities Act. The shares to be offered will be subject to certain restrictions on transfer.

This document is only addressed to and is only directed at persons in member states of the European Economic Area (the "EEA") who are "qualified investors" within the meaning of Article 2.1(e) of the Prospectus Directive (Directive 2003/71/EC). In addition, in the United Kingdom, these materials are directed solely at persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) are persons falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (all such persons together being referred to as "relevant persons"). These materials are addressed only to, and directed only at, relevant persons and qualified investors and must not be acted on or relied on (i) in the United Kingdom, by persons who are not relevant persons or (ii) in any member state of the EEA other than the United Kingdom, by qualified investors. Any investment or investment activity to which these materials relate is available only to, and will be engaged in only with, in the United Kingdom, relevant persons, and in any member state of the EEA other than the United Kingdom, qualified investors.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)